FILED BY ERA GROUP INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BRISTOW GROUP INC.

COMMISSION FILE NO. 001-31617

Company:	ERA GROUP INC.
Conference Title:	Era Group Reports Fiscal Year and Q4 2019 Results
Conference ID:	2897855_1_eKB3wH
Moderator:	Tomas Johnston
Date:	March 6, 2020

Operator:	Good day and welcome to the Era Group Reports Fiscal Year and Quarter Four 2019 Results Conference Call. Today’s conference is being recorded.

At this time, I would like to turn the conference over to Ms. Crystal Gordon. Please go ahead, ma’am.

Crystal Gordon:

Thank you, (Britney), and good morning, everyone. Welcome to Era’s fiscal year-end and fourth quarter 2019 earnings call. I’m here today with our President and CEO, Chris Bradshaw; and my fellow Senior Vice Presidents: Jennifer Whalen; Stu Stavley; Paul White; Grant Newman; and Dave Stepanek.

Let me remind everyone, during the call, management may make forward-looking statements that are subject to risks and uncertainties that are described in more detail on slide three of our investor presentation.

You may access our investor presentation on our website. We will also reference certain non-GAAP financial measures, such as EBITDA and free cash flow. A reconciliation of such measures to GAAP is included in the earnings release and investor slides and also available on the investor page of our website.

Further, Era intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy consent solicitation statement of Era and Bristow and the prospectus of Era. Investors are urged to read this carefully, because it will contain important information about the proposed transaction. You may obtain a copy when it becomes available at the SEC’s website by calling Era or by going to our website.

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC.

You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K.

I’ll now turn the call over to our President and CEO. Chris?

Chris Bradshaw:

Thank you, Crystal, and welcome to the call everyone. As always, I will begin our prepared remarks with a note on safety, which is Era’s most important core value and our highest operational priority. We are pleased to report that Era achieved our dual goals of zero air accidents and zero recordable workplace incidents in full year 2019 and year-to-date 2020.

The company has not experienced an air accident in the last three years and we have now gone over 890 consecutive days without a recordable workplace incident. I want to thank and commend the entire Era team for their hard work and dedication in placing safety first every day.

I will now turn it over to our CFO for a review of Q4 and full year financial results. Jennifer?

Jennifer Whalen:

Thank you, Chris. EBITDA adjusted to exclude special items of $13.7 million for the fourth quarter of 2019 compared to $10.5 million in the third quarter of 2019. This increase was primarily due to $3.1 million of gains on asset dispositions.

There was an increase of $1.5 million in revenues due to higher utilization of helicopters in our US oil and gas operations and the full quarter impact of emergency response services contracts that commenced in the preceding quarter.

General and administrative expenses were $2.2 million higher, due to increased compensation costs and higher professional service fees related to the expected merger with Bristow.

Moving on to the full year 2019 compared to the full year 2018 results, adjusted EBITDA was $1 million higher. Full year 2019 revenues were $4.4 million higher due to the commencement of new dry leasing and emergency response contracts. Operating expenses were $3 million higher, primarily due to increased repairs and maintenance and personnel costs.

General and administrative expenses were $6.8 million lower in the current year, primarily due to the absence of professional service fees related to litigation that was settled in the prior year. You can find a more detailed description of these special items in the reconciliation of non-GAAP measures section of our earnings release.

Finally, during 2019, we generated $35 million in adjusted free cash flow, allowing us to continue to strengthen the company’s balance sheet and financial flexibility. As of year-end, Era’s total liquidity was approximately $242 million, including $117 million in cash on hand.

Our net debt balance was just $45 million, which is more than an 80% reduction from when the industry downturn began in late 2014. With a strong balance sheet and flexible order book, Era remains positioned — well positioned for positive free cash flow generation.

At this time, I’ll turn the call back over to Chris for further remarks. Chris?

Chris Bradshaw:

Thank you, Jennifer. I want to take a minute to address the current concerns regarding the coronavirus disease 2019 or COVID-19. We are working in concert with our customers to limit the spread of the virus and mitigate potential future impacts on our operations.

We have implemented enhanced screening procedures at our facilities and we’ve issued new policies and alerts to keep our employees and passengers well informed.

At this time, we have not experienced any material impacts on our operations. Through the first two months of 2020, we have witnessed similar levels of customer activity as those that we experienced in Q4 of last year. And we are not currently aware of any adverse impacts from COVID-19 on our customers’ spending plans.

Having said that, we are all operating in a period of limited visibility given the uncertainty regarding the duration and severity of the coronavirus outbreak. We will continue to work closely with our customers to monitor developments and take the necessary measures to protect our people and mitigate potential impact on our operations.

Turning to a more positive topic. We remain very excited about the announced merger with Bristow Group, which we believe will create substantial value for the stakeholders of both companies. As previously announced, the merger is expected to close in the second half of this year, and we believe there is a very attractive future for the combined company.

We anticipate filing a Form S-4 with the SEC in the next 30 days and that document will contain additional information on the transaction. I want to remind everyone that Era and Bristow remain separate companies and competitors, until the time that the transaction closes.

As such, we are not in a position to answer any Bristow specific questions in the interim, and we are unable to provide additional information on the transaction beyond what has already been publicly disclosed. We are happy though to address Era specific questions as well as questions related to the information that has already been disclosed on the merger.

With that, let’s open the line for questions. (Britney)?

Operator:

Yes, sir. Thank you. If you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Again, press star 1 to ask a question. We’ll pause for just a moment to allow everyone and opportunity to signal for questions. Our first question comes from Adam Ritzer, Investor.

(Adam Ritzer):	Hi. Good morning. How you guys doing?

Chris Bradshaw:	Good morning, Adam.

(Adam Ritzer):	So, I guess, I’m not exactly sure what you can and can’t ask but let me maybe give you a simple one.

I think when you guys had announced a transaction you said you’d be willing to buy back $10 million worth of shares. Can you comment on if you’ve been able to do any of that? And/or what the plans are for that?

Chris Bradshaw:	Sure. We — as we have done historically, we will take an opportunistic approach to the share repurchases. It won’t be programmatic. So, we’re monitoring market developments. And if we see a compelling opportunity we’ll act. And if and when there is share repurchase activity to disclose, we’ll do that pursuant to the relevant disclosure requirements.

(Adam Ritzer):

Okay. But let me ask you this you guys, which was pretty — I think you haven’t done this for a while. You put out your NAV calculation et cetera. Either way you want to look at it from a book perspective or a NAV the stock is trading well below 50% of that.

Why would you not want to be buying back volume liquidity more than $10 million worth so the pro forma share count after the transaction if it closes are even less than what you projected. That — maybe you could explain that a little bit.

Chris Bradshaw:

Sure. So with respect to the size of the program that’s been approved as is customary in transaction agreements of this nature both sides have agreed to limit certain activities that they will pursue in the interim period between announcement and close, so that there’s not a fundamental change in either company’s business or financial profile.

So some of those considerations are what’s governing the size of the approved program. You referenced our NAV disclosure, which as you know we provide once a year and we did that again this morning as part of the investor slide deck.

As has been the case for some time during the downturn, our stock price is trading at a discount to both NAV per share and net book value per share. I think that we have consistently demonstrated over a long period of time that we’re able to sell assets at a premium to book value.

Over the last 10 or 12 years, we’ve sold well north of 100 helicopters at a premium to book value. So I think we have a demonstrated track record of being able to monetize assets at book value.

(Adam Ritzer):	Okay. So the bottom line is you’re restricted from buying back more than $10 million worth of stock because of the agreement. Is that correct?

Chris Bradshaw:	That’s accurate. Yes.

(Adam Ritzer):

Okay. So that’s the bottom line. Okay I got it. Let me ask you this, are you allowed to speak more about your synergy projection? You know, you had given synergy projections of $35 million. Have you been able to do any more work on that? Is that something you’re allowed to comment on?

Chris Bradshaw:

So as you referenced, we did announce synergies of at least $35 million. Most of those are going to come from reducing fixed costs, so we see them as being highly achievable. The largest contributor will be from the elimination of redundant corporate expenses.

Next in line in terms of size of potential savings relates to operational efficiencies that we believe we can realize giving — given our overlapping presence in the US Gulf of Mexico.

And then next in line would be some fleet savings that we anticipate from the optimization of our aircraft maintenance programs and optimizing fleet utilization between the new combined fleet. In terms of more work we will — we have begun a pre-integration planning process.

We can’t actually implement any changes prior to closing the transaction obviously, but we have begun a pre-integration planning process. And at this time, we have no changes or updates to that at least $35 million number that we provided.

(Adam Ritzer):

Okay. With the pre-implementation, you know, could you say if you’re as confident, more confident, you know, anything directionally now that you’ve got in there a little bit and taken a look at things?

Chris Bradshaw:

On the synergies, we believe there are at least $35 million. As we get into the business more to the extent that there are more savings that we can realize there might be some upside there. But at this time, we remain focused and dedicated on delivering that at least $35 million number.

(Adam Ritzer):

Got it. Then the last question, I guess you said your S-4 is going to be out within the next, you know, month or so. And I realize from your last slide presentation, the $165 million of EBITDA run rate you gave for Bristow was at the end of their fiscal year which is, you know, March of 2019. Since it’s pretty much a year later, are you going to be able to update Bristow’s numbers in the S-4?

Chris Bradshaw:	So the numbers for Bristow really have not changed. That $165 million was a run rate number for them. So that’s after bridging from what they did in their FY ‘19 to the run rate.

And we provided a summary of that EBITDA bridge on page 9 of that investor slide deck. So, again, that $165 million number is a run rate adjusted EBITDA number for Bristow, and there are no changes or updates to that number at this time.

(Adam Ritzer):	Okay. So you’re not going to update that when you put out the S-4 for anything that’s happened since the end of their last fiscal year, right?

Chris Bradshaw:	I’m not aware of any changes or developments that would change that number in our disclosure in the S-4.

(Adam Ritzer):	Got it. Got it. Okay. Great. That’s it. I appreciate your time and I guess we’ll look forward to when the S-4 comes out. Thanks a lot.

Chris Bradshaw:	Thanks Adam. Take care.

Operator:	Thank you. At this time, there are no further questions in the queue. I will turn the conference back over to Mr. Chris Bradshaw.

Chris Bradshaw:	Thank you, (Britney).

Operator:	I do apologize. We did just have one party queue up, my apologies.

Chris Bradshaw:	No problem. We’ll take the question.

Operator:	That comes from John Deysher with Pinnacle.

John Deysher:

Good morning everyone. I was just curious on the capital commitments section going forward. You talked about the AW189s to be delivered 2020 and 2021. Is there a go/no-go date that’s approaching that we should be aware of? And I guess, if you had to make the decision today would you proceed with those commitments?

Chris Bradshaw:

So we’re really pleased with the partnership that we have with Leonardo and the flexibility that we have in that order book. So we are already well beyond the original decision dates for those flexible orders. They’ve been extended a number of times. We’re optimistic that we will be able to extend them if we desire and preserve that flexibility.

So we’re in an attractive position now where we’re not obligated to spend any unfunded capital commitments, but we have the flexibility to bring in those aircraft if the opportunities present themselves.

To address your question, if we have to make all of these decisions today, we would cancel these flexible orders. However, we don’t – we have the ability to see how things play out. And again this order book gives us some flexibility to bring in those aircraft if there are compelling opportunities to do that.

John Deysher:	Okay. Great. And of course, I guess you’re going to monitor or accommodate the fleet of Bristow in making those decisions going forward?

Chris Bradshaw:	That’s right. That’s exactly right.

John Deysher:	Okay. That was it. Thank you.

Chris Bradshaw:	Thanks John.

Operator:	Thank you. Again, there are no further questions in the queue. I will now turn the conference back over to Mr. Chris Bradshaw.

Chris Bradshaw:	Thank you (Britney) and thank you everyone for joining the call. I look forward to speaking again next quarter. And as always stay safe.

Forward-Looking Statements

Bristow and Era caution that statements in this filing which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2019, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This filing reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.